UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ENDESA, S.A. (Name of Subject Company)

     ACCIONA, S.A.
FINANZAS DOS, S.A.
ENEL SOCIETÀ PER AZIONI
ENEL ENERGY EUROPE SOCIETÀ A RESPONSABILITÀ LIMITATA
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1 (CUSIP Number of Class of Securities)

-------------------

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Penichet +34 91 663 2850	ENEL Società per Azioni Viale Regina Margherita 137 00198 Rome, Italy Attention: Department of Corporate Affairs +39 06830 52783

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Adam O. Emmerich (212) 403-1000	Simpson Thacher & Bartlett LLP One Ropemaker Street London EC2Y 9HU Attention: Michael Wolfson +44 207 275 6500

Calculation of Filing Fee
------------------------------------------------------------------------------------------------------
Transaction valuation*	Amount of filing fee*
Not Applicable	Not applicable
------------------------------------------------------------------------------------------------------

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12. Exhibits
Exhibit	Description

10.1	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, dated March 26, 2007, regarding the parties’ ownership in development of a joint ownership project for Endesa, S.A. (“Cooperation Agreement”) (previously filed as Exhibit 10.16 to Amendment No. 15 to the Acciona Schedule 13D and incorporated herein by reference).

99.8	Amendment No. 15 to the Schedule 13D (including exhibits), filed on March 28, 2007 by Acciona S.A. and Finanzas Dos S.A., with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission (“Amendment No. 15 to the Acciona Schedule 13D”) (previously filed and incorporated herein by reference).

99.9	Amendment No. 5 to the Schedule 13D (including exhibits), filed on March 28, 2007 by ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission (previously filed and incorporated herein by reference).

99.9	CNMV Board Resolution in Respect of Endesa Takeover Bid, dated March 23, 2007 (English translation) (previously filed as Exhibit 99.37 to Amendment No. 15 to the Acciona Schedule 13D and incorporated herein by reference).

99.10	Presentation by Acciona, S.A. regarding Cooperation Agreement (previously filed as Exhibit 99.38 to Amendment No. 15 to the Acciona Schedule 13D and incorporated herein by reference).